Mail Stop 3561

October 12, 2006

Mr. Gino Di Iorio
Director of Finance and Administration
Viropro, Inc.
8515 Place Devonshire, Suite 207
Montreal Quebec, Canada

      Re: Viropro, Inc.
             Item 4.02 Form 8-K
             Filed August 28, 2006
             File No. 333-06718

Dear Mr. Di Iorio:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 6, 2006. Our review resulted in the following additional comments.

Form 8-K filed August 28, 2006

1. We note your response to comment 1 from our letter dated September 22, 2006 and we reissue the portion of our comment regarding the presentation of deferred compensation as contra-equity. With reference to footnote 4 to paragraph 5 of SFAS 123R and paragraph 13 of EITF 00-18, please tell us why it is appropriate to record deferred compensation in exchange for the issuance of fully vested, nonforfeitable equity instruments issued to consultants before services are actually received as contra-equity as opposed to assets. Please note that if you have improperly accounted for the transactions, we would expect you to amend relevant filings on Form 10-Q and Form 8-K as appropriate.

2. We reviewed your response to comment 2 from our letter dated September 22, 2006 and we reissue the portion of our comment regarding the recognition of your obligations as equity as opposed to liabilities in the first quarter given that the common shares were not issued until the second quarter. Please tell us why your accounting treatment complies with GAAP citing relevant authoritative guidance. In doing so tell us your consideration of whether you actually incurred liabilities as of February 28, 2006 since you received patent rights and consulting services

Mr. Gino Di Iorio
Viropro, Inc.
October 12, 2006
Page 2

were performed prior to the issuance of shares in the quarter ended May 31, 2006. Please note that if you have improperly accounted for the transactions, we would expect you to amend relevant filings on Form 10-Q and Form 8-K as appropriate.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344.

Sincerely,

Adam Phippen